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SEC FILE NUMBER
CUSIP NUMBER 109178 10 3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BRIGHAM EXPLORATION COMPANY

Full Name of Registrant

N/A

Former Name if Applicable

6300 Bridge Point Parkway, Building 2, Suite 500

Address of Principal Executive Office (Street and Number)

Austin, Texas 78730

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      As reported in the Company’s March 17, 2005 press release and related Form 8-K, the Company currently expects to report a material weakness in internal controls over financial reporting when it files its Annual Report on Form 10-K for the year ended December 31, 2004.

      The Company also announced that it was unable to file its Annual Report on Form 10-K for the year ended December 31, 2004 by March 16, 2005, because it will revise its current methodology for calculating depletion expense for its proved oil and natural gas properties. The Company learned of the need to evaluate the potential change in its methodology late in the afternoon on March 15, 2005, after discussions with its independent auditor. The Company has determined that a revision in its methodology will result in a decrease in depletion expense for both the fourth quarter and fiscal year 2004. Accordingly, this decrease will result in an upward revision to the Company’s earnings for both the fourth quarter and fiscal year 2004, from what was previously reported on March 3, 2005.

      The Company is still assessing the impact that a revision in its methodology will have on its previously issued financial statements, and thus, cannot make a reasonable estimate of any anticipated changes at this time. As a result of the Company’s ongoing evaluation, it was unable, without unreasonable effort and expense, to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2004 by March 16, 2005. Upon completion of this assessment, the Company intends to restate its previously issued financial statements for fiscal 2003 and fiscal 2002 and the affected interim financial statements.

      In the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, the Company’s management is required to include a report on its assessment of internal control over financial reporting as of December 31, 2004, as required by Section 404 of Sarbanes-Oxley Act of 2002. As of December 31, 2004, management has determined the Company did not maintain effective controls over the calculation of depletion expense for its proved oil and natural gas properties. Historically, the Company has calculated a depletion rate at period end and applied that rate to the year-to-date production, instead of applying the rate to the current period production only, as required by generally accepted accounting principles. Additionally, this control deficiency could result in a material misstatement to annual or interim financial statements that would not be prevented or detected. A material weakness is a control deficiency, or combination of control deficiencies, that result in a more that remote likelihood that a material misstatement of the annual or interim financial statements would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness that will result in an audit adjustment in the fourth quarter of 2004. Also, as a result of the material weakness, the Company’s management believes that the report of the independent registered public accounting firm will contain an adverse opinion with respect to the effectiveness of the Company’s internal control over financial reporting as December 31, 2004.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Eugene B. Shepherd, Jr.	(512)	427-3300

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐   No ☒   Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐   No ☒   Yes

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Part III.

BRIGHAM EXPLORATION COMPANY

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2005	By	/s/ Eugene B. Shepherd, Jr.

Eugene B. Shepherd Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§ 232.201 or § 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§ 232.13(b) of this chapter).